FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated November 03, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Nov 03, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 - 2 andar São Paulo, SP - Brasil 05093-901 tel. +55 11 2113-3552 www.sadia.com.br

São Paulo, October 27, 2005

MATERIAL FACT

In compliance with the provisions of Law 6404/76, Paragraph 4 of Art. 157, and with the Brazilian Securities Exchange Commission (CVM) Instruction No. 358/02, Sadia S.A. (the “Company”) announces to its shareholders and to the market that, with the aim of improving Corporate Governance practices and of aligning the interests of shareholders of common and preferred shares, the Company’s Board of Directors, in a meeting held on this date, resolved to submit to the appreciation of the Extraordinary Shareholders’ Meeting and of the Special Preferred Shareholders’ Meeting to be held subsequently on December 15, 2005, a proposal to reform the Bylaws to: (i) give preferred shares the right to be included in a public offering resulting from the disposal, if any, of the Company’s control (tag along rights), and thus entitle their holders to receive a price equal to eighty percent (80%) of the amount paid per common share which is an integral part of the control block; and (ii) exclude the right to a dividend, per preferred share, 10% higher than that of each common share.

Luiz Gonzaga Murat Júnior
Investor Relations Director
SADIA S.A.

A Publicly-Held Company
CNPJ/MF nº 20,730,099/0001-94